Exhibit 12


                           TAMPA ELECTRIC COMPANY
                     RATIO OF EARNINGS TO FIXED CHARGES


     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


  Three Months   Twelve Months
     Ended           Ended                Year Ended December 31,
March 31, 1995  March 31, 1995(1)  1994(1)  1993(2)  1992  1991  1990

     3.64x            4.18x         4.11x    3.98x  4.16x 3.66x 3.64x


    For  the purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness,  amortization  of  debt  premium,  the  interest component of rentals and preferred stock dividend requirements.



(1) Includes the effect of restructuring charge of $21.3 million pretax. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.52x for the period ended Dec. 31, 1994 and 4.58x for the twelve months ended March 31, 1995.

(2) Includes the effect of the non-recurring $10 million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the year ended Dec. 31, 1993.










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